

Mail Stop 4628

February 2, 2018

Marshall Eves
Chief Executive Officer
PermRock Royalty Trust
201 West Wall Street, Suite 421
Midland, TX 79701

> **Re:** **PermRock Royalty Trust**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 23, 2018**
> **CIK No. 0001724009**

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2018 letter.

The Underlying Properties, page 51

1.   We note disclosure of the cost per barrel to convert proved developed non-producing plus undeveloped reserves to developed producing reserves varies widely by operating area, e.g. $0.92 per barrel for the Permian Platform area to $4.08 per barrel for the Permian Shelf area.

It appears that the current disclosure may represent a combined cost unrelated to the actual costs to initiate production for either the proved developed non-producing or the proved undeveloped reserves. Since the costs relating to the proved developed non-producing wells should be relatively minor compared to the cost of a new well, please modify the disclosure to separately provide these cost figures for proved developed non-producing and undeveloped reserves. Refer Rule 4-10(a)(6) and (a)(31) of Regulation S-X and the related cost thresholds for developed and undeveloped oil and gas reserves.

To the extent that the costs related to the proved developed non-producing are material, expand the disclosure to describe the nature of the costs and activities required to initiate production.

Operating Data of the Underlying Properties, page 56

2.   We have read your response to comment 10 and note that you interpret Item 1204(a) of Regulation S-K and the adopting release (SEC No. 33-8995) to require disclosure of production for any basin that exceeds the 15% reserves threshold. Therefore, you appear to conclude that there are no distinguishable "fields" among your properties as you believe that the Permian Basin constitutes a single field for the purposes of disclosure under Item 1204(a) of Regulation S-K. Please note the definition of a field pursuant to Rule 4-10(a)(15) of Regulation S-X indicates a field is "intended to identify localized geological features as opposed to the broader terms of basins, trend, provinces, plays, areas-of-interest, etc."

The disclosure on pages 52 through 53 indicate that the Underlying Properties consist of four operating areas in which a specific field(s) and/or geological formation(s) is noted to contribute a majority of the production within the operating area. In this regard, please refer to Rule 4-10(a)(15) of Regulation S-X and determine the extent that the facts and circumstances regarding your properties dictate additional disclosure by individual named field(s), geological formation(s) or, operating areas, e.g. "common operational fields" pursuant to the definition.

Proved Undeveloped Reserves (PUDs), page 63

3.   We have read your response to comment 13 and note the discussion of the factors that impacted the progress in converting proved undeveloped reserves to proved developed reserves during 2016. However, it does not appear that the disclosure in the Registration Statement has been expanded to provide a similar discussion.

We also note that preliminary estimates of reserves as of December 31, 2017 indicate that 884 MBoe of proved undeveloped reserves will be converted during 2017 to proved developed reserves. However, the amount converted appears to be significantly less than the 3,588 MBoe scheduled in the development plan for 2017 as provided in the response to comment 14. Therefore, we re-issue our prior comment regarding disclosure under Item 1203(c) of Regulation S-K.

Drilling Results, page 65

4.   We note the expanded disclosure provided in response to comment 16 relating to your
        drilling results and the discussion of your present activities. Please expand your
        disclosure to clarify that all wells "drilled" are drilled and completed wells. Refer to the
        definitions of a drilled well and a completion under Item 1205(b) of Regulation S-K.

Experts, page 115

5.   The disclosure indicates that the estimated reserves, the future net revenues from those
        reserves and their present value as of December 31, 2016 are related to or derived from
        estimates prepared by Cawley, Gillespie & Associates, Inc. If true, please obtain and file
        the reserves reports of the independent petroleum engineers for such estimates. Refer to
        Item 1202(a)(8) of Regulation S-K.

Exhibit 99.1, Annex R-1 and R-2

6.   Please obtain and file a revised reserves report, Annex R-1, which explains the nature of
        the costs identified as "Other Deductions."

7.   We note that proved developed non-producing reserves are disclosed in the reserves
        reports and that such reserves represent a significant proportion of the total proved
        developed and total proved reserves, future net revenues and the present value discounted
        at 10%. Although disclosure of developed reserves by producing status is not required
        pursuant to Item 1202(a)(2) of Regulation S-K, the reserves reports do not appear to
        include the definitions or a discussion of the criteria considered in separating the reserves
        and their related cash flows into the proved developed producing and proved developed
        non-producing designations.   To the extent that such supplemental information is
        provided, please obtain and file revised reserves reports that include an explanation for
        the separate producing status designations, e.g. proved developed producing and proved
        developed non-producing reserves.   Also clarify for us that the proved developed non-
        producing reserves meet the requirements for developed oil and gas reserves set forth in
        Rule 4-10(a)(6) of Regulation S-X.

Marshall Eves
PermRock Royalty Trust
February 2, 2018
Page 4

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen *for*

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: David P. Oelman
        Vinson & Elkins L.L.P.